October 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Comment Letters dated (i) October 3, 2016 regarding Amendment No. 3 to Registration Statement on Form S-1 of Forterra, Inc. filed September 23, 2016 and (ii) October 5, 2016 regarding Supplemental Response No. 1 to Registration Statement on Form S-1 submitted October 4, 2016 and Supplemental Response No. 2 to Registration Statement on Form S-1 submitted on October 5, 2016 (File No. 333-212449)

Dear Ms. Long:

Forterra, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letters regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2016 (the “Prior Filing”) and the Company’s Supplemental Response No. 1 and Supplemental Response No. 2 to Registration Statement on Form S-1 submitted on October 4, 2016 and October 5, 2016, respectively. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 4 to the Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against the Prior Filing.

Comment Letter Dated October 3, 2016

Pro Forma Financial Information

Adjustment to weighted average shares outstanding, page 91

1.	Your current disclosures indicate that you intend to use the proceeds you receive in the offering to repay indebtedness, and that little, if any, of the proceeds will be used for working capital and general corporate purposes. You also note that a dividend declared in the latest year is deemed to be in contemplation of this offering with the intention of repayment out of the offering proceeds to the extent the dividend exceeded earnings during the previous twelve months. However, you did not make any adjustment in connection with the dividend paid in June 2016 of $345 million given that all of the proceeds were expected to be used to repay debt. If you no longer intend to use all of the proceeds of the offering to repay debt, please revise your disclosures as necessary.

Response:

We note the Staff’s comment and advise the Staff that in response thereto, we have included additional disclosure on page 93 of the Amendment.

Financial Statements

Forterra, Inc.

2.	Your disclosures indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements to give retroactive effect to the expected stock split. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response:

We note the Staff’s comment and advise the Staff that in response thereto, we have included the requested disclosure on pages F-82 – F-84 of the Amendment.

Comment Letter Dated October 5, 2016

Pro Forma Financial Information

Note 10. Pro Forma Adjustments for Offering

1.	Please ensure that it is clear how you are calculating your adjustments to arrive at pro forma interest expense. If the decrease in the interest expense is not determined by taking the debt repayment amount multiplied by the disclosed interest rate, please explain why.

Response:

We note the Staff’s comment and advise the Staff that in response thereto, we have included additional disclosure on pages 93 – 94 of the Amendment.

Note 20. Pro Forma Earnings Per Share

2.	Please ensure it is clear in your disclosures how you are arriving at your pro forma basic and diluted weighted average shares outstanding. For example, if the historical number of shares outstanding adjusted for the proposed stock split plus the number of shares of common stock being offered do not equal the pro forma basic weighted average shares outstanding, please explain why.

Response:

We note the Staff’s comment and advise the Staff that in response thereto, we have included additional disclosure on pages F-84 of the Amendment.

*            *            *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (469) 284-8678 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Lori M. Browne

Lori M. Browne

Senior Vice President and General Counsel

Cc:	Jeff Chapman, Esq.
Peter Wardle, Esq.
Bill Wortmann, Esq.
Joshua Davidson, Esq.
Samantha Crispin, Esq.

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